Perth, Australia-  Chairmans speech at AGM.

Good morning ladies and gentlemen, welcome to the 15th annual general meeting of the Orbital Engine
Corporation. My name is Don Bourke and I will be chairing todays meeting. I have recently been appointed as Chairman of your Company and will be standing for election as a Director later in the meeting.

We have a quorum of shareholders present, so I am pleased to declare the meeting open.

Before we deal with the items on the agenda, may I introduce my fellow Directors

Immediately to my left is our Managing Director and Chief Executive Officer Peter Cook.

Next to him is Mr Keith Halliwell, our Chief Financial
Officer and Joint Company Secretary.

Next to Keith are Grahame Young and John Marshall, both of whom are non executive directors.

Also in attendance are Mr Brett Fullarton and Ms Denise McCormish representing our auditors, KPMG, and the Companys solicitor, Mr
John Abbott.

I also take this opportunity on behalf of the Board to extend thanks to my predecessor, Mr Ross Kelly, for his commitment and contribution to the Company since his appointment as Chairman in 1995. We wish Ross an enjoyable retirement.

I will start proceedings this morning by giving you a brief overview of Orbitals year, followed by my vision for the strategic direction of the Company. Peter Cook will then follow up with a more detailed review of the 2003 financial year highlights and results, after which we will conduct the formal business of the meeting.

The 2003 Year
Significant change has occurred in the Company in the last
12 months, such that after reporting losses of close to 27m dollars in each of the previous 2 years, the Company has been able to report a second half operating profit of 1m dollars this financial year.

This change has occurred largely as a result of stringent, but necessary, measures that were introduced to contain costs and reduce cash outflows. In addition, the restructuring and refinancing of Synerject, our joint venture with Siemens VDO, was undertaken during the year.

The success of these measures can be gauged from the results, particularly the 23 per cent reduction in overheads from 25.4m dollars in the 2002 year to 19.5m dollars in the 2003 year and the second half operating profit.

The Company raised capital of approximately 6m dollars after costs in June and July of this year by way of a share placement to institutional investors and a share purchase plan for eligible shareholders. Participants in the capital raising have been rewarded with a healthy increase in the Companys share price since that time.


The capital raising and the annual result provide a sound foundation for the future development of your company and were significant factors in my decision to accept the role of Chairman.

Strategic Review
While the focus on cost containment and cash flow will continue, we have commenced a broad review of the Companys strategic direction to ensure that we are well placed to capitalise on both the opportunities available for commercialisation of our OCP technology and the significant engineering expertise within the Company.

The review will consider all sections of the business for growth prospects and profitability. Specifically, we will look at-

Available facilities and resources and how they can be best utilised.

Expanding the services and or products offered, including engine development work for third parties.

Expanding our geographic coverage, particularly in the Asian region where cost and time factors provide us with a competitive advantage over European and US service providers.

Expanding the application of our OCP technology, particularly in relation to 4 stroke engines.

Determining the cost effectiveness of our technology in relation to competing direct injection technologies and the impact of factors such as volume increases and supply location on the ultimate cost to our licensees. We aim to be in a position where we can readily demonstrate to potential users of our technology that the significant fuel savings and emissions reductions obtained from the technology can be gained at a modest cost increase.

Whether our existing licensing strategy needs to be modified in the current economic and commercial climate.

Corporate Governance
Your Board is absolutely committed to best practice corporate governance procedures. We strongly support current developments in corporate governance and in recent months the Board has reviewed its corporate governance framework to ensure ongoing compliance with appropriate standards in both Australia and the US and will continue to do so.

While on corporate governance issues, retirement payments to non executive directors is a subject that has generated much discussion in recent times. I am pleased to report that as far back as late 1998, your Board determined that it was not appropriate to make such payments and, accordingly, no retirement payments have been made to non executive directors including Ross Kelly since that time. Neither I, nor any of the current non executive directors have any entitlement to retirement payments.

Ladies and Gentlemen, 2003 has been a defining year for your company. While a lot has been done, there is still much to do to build on the companys current position.

The directors are conscious of their obligation to restore value to shareholders and will be working towards that goal in the current year and beyond. I look forward to playing my part in that process.

Thank you.

ends

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668